[Simpson Thacher & Bartlett Letterhead]

July 27, 2012

VIA EDGAR TRANSMISSION

Ms. Celeste M. Murphy

Mr. Larry Spirgel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	The ADT Corporation

Amendment No. 3 to Registration

Statement on Form 10-12B

File No. 001-35502

Dear Ms. Murphy and Mr. Spirgel:

On behalf of The ADT Corporation (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission the above-referenced amendment to the above-referenced registration statement (the “Registration Statement”), marked to show changes from the Registration Statement as filed on July 9, 2012.

Please do not hesitate to call me at (212) 455-3188 with any questions or further comments you may have regarding the filing.

Very truly yours,

/s/ Alan Klein, Esq.

Alan Klein, Esq.